Filed by Celestica Inc.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Manufacturers' Services Limited
Commission File No.: 001-15883

The following is a transcript of the joint conference of Celestica Inc. and Manufacturers' Services Limited held at 8:30 a.m. Eastern time on October 15, 2003 relating to their announcement of the execution of an agreement whereby Celestica will acquire all of the outstanding shares of MSL.

CELESTICA/MSL CONFERENCE CALL TRANSCRIPT
OCTOBER 15, 2003 8:30 a.m. EDT

EUGENE POLISTUK: Thank you operator, and thanks to all of you for joining us. This morning I'd like to provide a few brief comments on the announcement made earlier today on the acquisition of Manufacturers Services Limited, a full-service EMS provider based in Massachusetts.

Joining me today on the call are Bob Bradshaw, Chairman and CEO of MSL and Bert Notini, executive vice president and chief financial officer of MSL. Also joining me is Tony Puppi, Executive Vice President and CFO of Celestica.

Before we begin, let me express to you that during this call, we will be making forward-looking statements related to the proposed merger with MSL and potential anticipated benefits of the merger. These comments are based on current expectations, forecasts and assumptions about our future growth, potential synergies with the merger and trends in our industry, and involve risks and uncertainties that could cause the actual outcome of this merger to differ materially from our expectation. I refer you to these and other risks and uncertainties and factors that are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

Our comments today will be brief and at this time we will limit our comments to the strategic benefits of this deal. Since this transaction is not expected to close until December or January and is subject to MSL shareholder approval, we will not be making any financial projections or commenting on any proforma financials for this transaction until after closing. Both companies are public so there is plenty of information out there for those looking to make informal assumptions.

I also need to remind everyone that neither company is able to make any comments or answer any questions on either September quarter results or December quarter outlooks. Celestica's results will be released on Oct. 23 and MSL's results will be released on Oct. 27 at which time comments on the quarter will be provided.

I'll ask Bob to provide some comments on the transaction in a few minutes but let me start by offering some quick thoughts on the benefits and opportunity for this acquisition and what MSL brings to Celestica.

For those of you that are less familiar with the company, MSL is a Massachusetts-based full service global EMS provider with sales of approximately $800 million.

MSL has strong capabilities in complex electronics manufacturing, build-to-order assembly, high-speed automated manufacturing and global order fulfillment. The company also does some design and repair.

The company provides outsourcing services for a diverse set of end markets including, industrial/commercial hardware, medical devices, avionics, automotive, industrial controls and communications equipment.

Customers include industry leaders such as IBM, HP (which are both over 10% of revenue) Rockwell, Lexmark, Ingenico, Emulex, Honeywell, Oce, Radisys, Philips and Catena.

We are excited about this transaction for several reasons:

First, MSL enhances Celestica's mix through additional customers and end-market diversification. With this transaction, a significant majority of MSL's business would fall into our non-communications/non-IT categories where we have less overall exposure but have been building steadily.

MSL also has attractive capabilities in the areas of build-to-order, logistics and order fulfillment that will expand our own offerings in these areas. The MSL team has a very good track record on the operations side and their customer focused organization has earned the trust of a very good customer base.

In addition, there will be cost synergies as we integrate the companies and optimize the network and total supply chain. This will include some level of restructuring but it's difficult to comment until the transaction closes and we can evaluate the business environment.

Finally, we expect this transaction to be accretive to 2004 adjusted net earnings.

As for the terms of the transaction, each outstanding common share of MSL will be exchanged for 0.375 subordinate voting shares of Celestica.

Holders of Series A and Series B preferred shares of MSL will be entitled to receive, at the shareholder's election, the redemption value in cash or a number of subordinate voting shares in Celestica equal to the number of common shares of MSL into which the Series A and Series B shares are entitled to be converted multiplied by the share exchange ratio.

Additional details are available in the press release and will be provided in the prospectus material that will be mailed to all MSL shareholders.

The merger agreement has been approved by the board of directors of MSL and Celestica, and is subject to MSL shareholder approval and certain governmental consents.

Certain institutional shareholders of MSL and officers of MSL, owning in aggregate approximately 41.5% of the outstanding shares, have entered into unconditional agreements to vote in favour of the merger.

In summary, we are excited about this deal and look forward to welcoming MSL's customers and employees to Celestica.

I'll now turn it over to Bob Bradshaw for his perspective on the transaction. Bob...............

BOB BRADSHAW: Thanks Eugene and thanks to all of MSL's shareholders joining us on the call today.

Please note that during the course of this call I may make various remarks about future expectations, plans and prospects for the Company that constitute forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including, but not limited to, those referenced in the Company's 10-K filing with the Securities and Exchange Commission for the year ended December 31, 2002 and our 10-Q filing for the quarter ending June 29, 2003. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.

Today, MSL is pleased to announce that it has entered into an agreement with Celestica that provides for the acquisition by Celestica of all of the outstanding shares of MSL. This transaction is of course subject to the approval of MSL's shareholders and certain governmental consents.

Management, the board of directors and our significant minority shareholder support this offer and believe it represents an excellent opportunity for our customers, shareholders and employees to participate in what we view as a very robust EMS growth opportunity ahead.

Overall, the transaction gives our customers and shareholders improved scale, operational leverage and financial strength for future growth. Celestica has the strongest balance sheet among the Tier 1's, and enjoys a debt to cap ratio of 18% and a strong net cash position. This financial strength will give our customers an even greater opportunity to scale their businesses as they grow and expand their levels of outsourcing.

Diversification is a great asset in the EMS industry and with this transaction, the two companies will also blend highly complimentary customer bases, each providing the other with enhanced customer and end market diversification.

MSL customers will gain access to broader set of operational capabilities that complement our current strengths. Our customers will benefit from Celestica's scale and significant supply chain presence. This type of scale represents an opportunity to better serve our customer base with even lower materials costs going forward.

Our customers will also benefit from Celestica's broad, global manufacturing network, including a robust footprint in low cost regions such as China, Thailand, Malaysia, Mexico and the Czech Republic.

Another benefit of the transaction is the expanded depth and breadth of capabilities our customer will enjoy. Celestica has specific strengths in the areas of design, test engineering, failure analysis, complex PCBA and system assembly, plastics manufacturing, and repair that complement MSL's strengths in high mix PCBA, order fulfilment, BTO/CTO assembly, and high speed automated manufacturing.

In summary, we see a very good fit with Celestica. From an employee perspective, both organizations share similar cultures with a high focus on customer service, and combined, these two leading organizations will have an even stronger foundation for growth.

Similar to Celestica's belief, we feel that the outsourcing industry has solid, long-term growth prospects ahead and by joining Celestica, we believe all of our stakeholders will enjoy an even greater opportunity to participate in that future growth.

Let me now turn it back to Eugene.

EUGENE POLISTUK: Thanks Bob.

So in brief, those are the high-level strategic opportunities both companies see with this transaction. Value-creation for customers and shareholders is what both companies are committed to and we think the complementary aspects of our businesses should allow us to achieve this objective.

This concludes our formal remarks here but I will ask the operator to open the lines and we will take a few questions until 9:00 a.m.

Operator...............

OPERATOR: Thank you sir, one moment please. Ladies and gentlemen, we will now conduct the question and answer session. If you have a question, please press the *, followed by the 1 on your touchtone phone. You will hear a three-tone prompt acknowledging your request. Your questions will be polled in the order that they are received. If you would like to decline from the polling process, please press the *, followed by the 2. Please ensure you lift the handset if you are using a speakerphone before pressing any keys.

One moment please for your first question.

Your first question comes from Lou Miscioscia, from Lehman Brothers.

Please go ahead.

QUESTION: Okay, great. I guess my first question is just on the customer base. Obviously, with IBM I think around 35 percent of revenue, and then HP about 10 or 12 percent of revenue, can you just mention the different products that are in there? Is IBM almost all point of sale, or you know, high function cash registers, and is HP almost all the Ink Jet cartridge manufacturing?

BOB BRADSHAW: Yes, hello. This is Bob, and you're correct. The IBM relationship that MSL enjoys today is centered around the point of sale terminal business, and with HP it is in the supplies area.

QUESTION: Okay. Just curious, have you had a chance to check with any customers just about the acquisition before you actually, you know, move forward on it, just have you had any conversations with them?

EUGENE POLISTUK: Yes, we have with all the key customers.

QUESTION: And, their feedback was?

EUGENE POLISTUK: Very positive.

QUESTION: Okay, great, thank you.

OPERATOR: Your next question comes from Tomas Hopkins, from Bear Stearns.

Please go ahead.

QUESTION: Morning Eugene, Bob. I'm curious why, first question, why are we using stock here, instead of cash, and then I have a follow-up?

BOB BRADSHAW: One of the reasons was that there's a lot of very positive sediment, sentiment relative to what the downstream opportunities are, and this is a way to participate in that growth generation, but the shareholders do have the option there, so on some of the things.

QUESTION: Okay. Then secondly, all the things, and all the possibilities out there to be acquired, to be bought, other EMS companies, other customer plants, and new businesses to organically invest in, why MSL?

EUGENE POLISTUK: This is, as we mentioned, I think there's a lot of good strategic imperatives in here. It makes a lot of sense. We've looked at this very carefully with, by both companies in both directions, but those other alternatives that you mention, no one has said that it's either/or, and I think we're in a position to participate in all those activities as we go forward. We've always said we were. It was a case of waiting for the right opportunities, and in this particular case I think this was one of those right opportunities, but there'll be others is our expectation.

QUESTION: Okay. So, does that mean that, when you say there'll be others, does that mean this is the beginning of somewhat of a new acquisition strategy, is that what you mean by there'll be others?

EUGENE POLISTUK: No, and I think we've been fairly consistent that says that we were not out of the M&A acquisition business. We have commented that the things that we had seen over the last year and a half were not, in our minds, sustainable, and didn't give the kind of value that we were looking for. In this particular case we feel it does, and we think there'll be other cases that likewise will. Of course, you know, those don't happen until they happen, but I think it's important, I think people have incorrectly assumed that we're not participating. It was case of finding the right opportunities.

QUESTION: Okay. And finally, what does this do to your footprint in North America versus Asia.

EUGENE POLISTUK: We'll comment on that after we would close.

QUESTION: Okay, great, thanks.

OPERATOR: Your next question comes from Michael Walker, from CSFB.

Please go ahead.

QUESTION: Thanks. Good morning. Actually, my question I think was just brought up, it sounds like you won't comment, but I have a little just concern about your, Eugene, you're at the backend of a pretty arduous process in terms of transforming capacity from higher cost regions to lower cost regions, can you give any colour at all as to whether this transaction sort of impacts that process in any way, or if it fits into your future footprint plans?

EUGENE POLISTUK: It's totally consistent with our long-term strategy, and I don't think it changes the mix over time, and I would remind that there's different businesses involved in here that have different attributes. So, you'd have to look at them independently.

QUESTION: Okay, thanks.

OPERATOR: Your next question comes from Matt Sheerin, from Thomas Weisel Partners.

Please go ahead.

QUESTION: Yes, thank you. Could you give us an idea of the capacity utilization rates at both MSL and Celestica, and just a follow-up of the other questions, any plans to consolidate any of the MSL operations, or transfer into existing Celestica facilities?

EUGENE POLISTUK: Well, first of all, we'll comment on what we said last quarter. We're not going to comment as of this quarter. Last quarter, in our case, we were running about 50 percent.

BOB BRADSHAW: And, we'd comment that we were in the mid-50s.

EUGENE POLISTUK: The mid-50s. What was the rest of the question?

QUESTION: So, just like, in terms of consolidation, have you identified any plants that you might take offline or consolidate or move, shift any manufacturing from MSL into Celestica or vice versa?

EUGENE POLISTUK: Relative to any potential optimization or restructuring we said we wouldn't comment until after the transaction closes, but I think overall, you know, we'll do things that are, that make sense and that are rational, and where's the opportunities we will do what's required.

QUESTION: Okay, thank you.

OPERATOR: Your next question comes from Patrick Parr, from UBS.

Please go ahead.

QUESTION: Good morning guys. Bob, I noticed in your June quarter you talked about sales being up 13 percent sequentially, I guess suggesting that there was some new business ramping, could you give us a flavour for what some of these new projects are, and what might change in that in the context of this acquisition?

BOB BRADSHAW: Well, on the last call that we had we talked about the fact that our brand was taking hold in the area of fulfillment. We talked about ramping new BTOs, TTO fulfillment business in Mexico. We have talked about winning new business in the automotive sector, and ramping some new customers, specifically in Europe in that sector. We'd also talked about some new wins in the industrial space, and we've also been very excited about extending our brand, the automated manufacturing brand into the pharmaceutical area, and we had talked about some wins in that area, and on our last call we had indicated that the ramp was going as planned. We were feeling very good about the quarter, and you know, our guidance at that point in time I thought was pretty strong for the balance of the year. As Eugene has stated, we don't intend, at this point in time, given the quiet period, to go into the details of this quarter at this point in time.

QUESTION: Okay, but does the fact that now you've become part of a much larger organization, does that change, perhaps, the targeted customer base, do you think these ramps were to change profile as a result of this deal?

BOB BRADSHAW: Well, I would say that, as Eugene commented, we have talked with many of our top customers, and overwhelmingly we've found them to be very positive, and very supportive. They see the strength and breadth that Celestica brings to our capability now to provide even stronger opportunities in both low-cost areas and in the procurement base. So, I would tell you that we're excited. I think our customers clearly were excited, and certainly we'll be working with Eugene and his team over time to talk about how these customers continue to be managed and how we grow with them, but I certainly expect that these growth opportunities will actually accelerate with the strength that Celestica brings to the table.

QUESTION: Okay. And, then one final question, is there any kind of a break-up fee associated with this deal right now, can you comment on that?

EUGENE POLISTUK: Yes, there is.

QUESTION: That's it?

EUGENE POLISTUK: That's a comment. That's all we're going to provide at this moment.

QUESTION: Okay, thanks.

OPERATOR: Your next question comes from Todd Coupland, from CIBC World Markets.

Please go ahead.

QUESTION: Good morning. Could you just confirm the, I heard the other analyst mention the percentages of IBM and HP, but could you just confirm their percentage of your revenue?

EUGENE POLISTUK: The prior quarter, excuse me, the prior quarter IBM was in the mid-30s, and HP was about 14 percent.

QUESTION: Okay. And, could you also just indicate to us, below those two customers I guess who would be the next most important customers, maybe the next three or four most important customers?

BOB BRADSHAW: I would say they're all important, and I don't mean to be trite with that, but certainly, when you talk about size, Ingenico, Lexmark, Amulex, Honeywell, Rockwell, those are all companies that we have consistently talked about being, you know, 5 percent or better of revenue.

QUESTION: Okay. And, if you could just give us a little bit of an overview on what you are doing for each one of those around 5 percent customers? Thanks very much.

BOB BRADSHAW: We've already talked about IBM and the retail point of sales systems area. We've talked about HP in the supplies area. Lexmark we do a combination of some PCBA, and also what we're ramping is our BTO, CTO fulfillment for Ink Jet printers in Mexico for them. In Amulex it's fibre channel 2-gig PCBA cards. In the case of Honeywell it's in the avionics spaces. We do complex PCBA. We also do full systems assembly for aviation cockpit display terminals. In the case of Ingenico, it is the secure transaction electronic funds capability, and, let's see, I think those are the ones that I hit on the 5 percent.

QUESTION: Great, thanks a lot.

EUGENE POLISTUK: Just to add a comment in there. You can see how complementary these, the new customers to Celestica would fit in here very well. Next question please.

OPERATOR: Your next question comes from Dennis Dos Santos, from First Associates Investment.

Please go ahead.

QUESTION: Yeah, just very quickly, two things, on forward disclosure, MSL has been able in the past to get their customers to agree to give specific percentages in their filings, i.e., if I look through your 10Ks I see IBM mentioned with their exact percentage, Hewlett Packard their exact percentage, and so on, your 10 percent customers. Is Celestica going to adopt this, or is it going to just be the straight list of companies that are greater than 10 percent with less precision?

EUGENE POLISTUK: We'll continue the current practice that we have.

QUESTION: Okay, thank you very much.

OPERATOR: Your next question comes from Alex Blanton, from Ingalls & Snyder.

Please go ahead.

QUESTION: Hi. Thanks a lot. Could you give us an idea of what percentage of MSL's sales are in these nontraditional areas that you mention?

EUGENE POLISTUK: In many ways the overwhelming majority is, you know, from the point of view of the things that in the supplies area for HP, we're not, we're doing a little bit. In the retail we're not doing anything. In the case of the avionics and medical and industrial, you know, we're just growing. So, there's a fair amount of things that are, you know, new to us.

QUESTION: So, even with IBM it's not really IT products we're talking about here. So, most of their sales are really in areas that you have been light in, right?

EUGENE POLISTUK: Exactly. So, the significant percentage would fall into that category, and that's the basis for our comment that this is very complementary.

BOB BRADSHAW: Alex, about 80 percent of MSL's business would fall into our other category.

QUESTION: Right, okay. That's what I was after. Okay, 80 percent. And, the HP, I wasn't aware that MSL was doing Ink Jet cartridges for HP. How much are they outsourcing of that? I thought they did all that internally.

BOB BRADSHAW: This is Bob. I've got to tell you that the relationship that we have with HP is very strong, but also, it's a relationship where we just do not and are not allowed to comment in particular as to the products or the details. As I answer the question, we are very much a partner with them in the supplies area, but that's about as far as we ever comment on relative to HP.

QUESTION: Okay. And, what percentage MSL sales or production capacity I should say is in low-cost regions at the moment?

BOB BRADSHAW: We're just ramping some new capacity in Mexico. Let me think real quick here. About 25 percent I would categorize as low-cost jurisdictions.

QUESTION: Okay. And finally, you mention a number of other benefits, other than the product mix, at the beginning of your comments, but to what degree does MSL really add to your capability in build to order, or high-speed automation, or global order fulfillment, those things, I mean, you were already doing those things, so it would seem to me like the product mix here is the main attraction, or am I wrong?

EUGENE POLISTUK: The product mix, it's the similarity in the cultures, in the approach that we do to the market, but in the other areas, yes, there are things that we're doing, but there's a lot of very significant things that MSL are doing, and when you put the two together it becomes significantly more compelling.

QUESTION: Okay. So, it's really those things that you mention, BTO and automation, and so on, applied to these other products in the industrial area that you're talking about, isn't it, as opposed to. ...?

BOB BRADSHAW: And, higher volume products as well.

QUESTION: Yeah, okay, thank you.

OPERATOR: Your next question comes from Joseph Wolf, from Bank of America Securities.

Please go ahead.

QUESTION: Thank you. Two questions, you talked about the customers being happy, but could you talk about this being customer driven in terms of the size of the deals that MSL was pursuing versus Celestica, and any potential areas where there have been head-to-head vying for business that led to this merger? And then, I guess, for Tony, when you look at the accretion, is this based on cost savings, or is based on, I guess my question really is does the share buyback Celestica announced continue next year?

EUGENE POLISTUK: Do you want to do the share buyback first?

ANTHONY PUPPI: Well, we'll continue to be opportunistic and assess our cash needs, and use of cash, and what we can do with it, and the value we can get relative to both lines, repurchases and stock buyback, so we, as you know, have the additional capability of doing that. So, we'll assess that as time goes on. In terms of the accretion of this deal, the accretion that we expect will be factoring in all synergies, as well as the straight up accretion that I think the relative value provides through the transaction into 2004. So, we're very focused on making that accretion grow through time, and as we realize the synergies then, you know, they will expand through time.

QUESTION: And, in terms of the customer relationships, or customer driven part of this?

EUGENE POLISTUK: Well, it's probably a worthwhile comment here. In our discovery, if you will, and looking at MSL, and you know, there's probably a long history of talking to each other, I think incredibly positive response from the customers, this combination offers even more to the customers from the point of view, there's a broader geography offering where there's cost pressures for low-cost geographies. There's an enhanced supply chain. I think that the momentum that MSL's building up, this will accelerate it. I think it'll be very, very positively received. It's sort of taking the best of both, and offering a lot more to the customers. It's a way to, and it really benefits both customer sets in a very real way.

QUESTION: Thanks.

EUGENE POLISTUK: Lets see, two more questions, and we'll have to call it off.

OPERATOR: Your next question comes from Sam Sabbagh, from Quattro Global Capital.

Please go ahead.

QUESTION: Hi, good morning. It's (?) Furgado for Sam Sabbagh. Two quick questions. The first is, can you just give us some background on the length of discussions that you had, and what the initial process was leading up to this transaction? And, the second is, are there any performance related conditions, or other conditions in the merger agreement that need to be evaluated as the transaction progresses?

BERT NOTINI: This is Bert. All that'll be laid-out in a proxy. We'll move into a mode now where we'll begin to draft an extensive proxy disclosure that'll become a public document in a couple weeks, and all that'll be reflected at that time.

QUESTION: Okay, thank you.

OPERATOR: Your next question comes from Pierre-Yves Terrisse, from Desjardins Securities.

Please go ahead.

QUESTION: Thank you. All my good questions were answered.

EUGENE POLISTUK: Well, that was a very efficient question.

QUESTION: Thank you.

EUGENE POLISTUK: Okay. Well, that concludes our call. I thank you on behalf of Celestica and MSL for calling in, and I'm sure if there's follow-on questions you will contact the appropriate IR folks in both organizations. As I said, I think this is very positive for both companies, very positive for both sets of employees and customers, and definitely for all the investors involved. So, thanks again for calling, and we'll be talking again, both companies for our quarterly results. Thank you very much, and good-bye.

BOB BRADSHAW: Thank you.

OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating, and please disconnect your lines.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Celestica plans to file with the SEC a Registration Statement on Form F-4 in connection with the transaction and MSL plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Celestica, MSL, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Celestica and MSL through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Celestica by contacting Computershare Trust Company of Canada at 1-800-564-6253 (in Canada) and Computershare Trust Company, Inc. at 303-262-9600 (in the U.S.) or from MSL by calling 978-287-5630.

Celestica and MSL, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Celestica's directors and executive officers is contained in Celestica's Form 20-F for the year ended December 31, 2002 and its proxy statement dated March 18, 2003, which are filed with the SEC. As of October 14, 2003, Celestica's directors and executive officers beneficially owned approximately 43,978,978 common shares, or approximately 26%, of Celestica's common stock. Information regarding MSL's directors and executive directors is contained in MSL's Form 10-K for the year ended December 31, 2002 and its proxy statement dated April 14, 2003 which are filed with the SEC. In addition, since the referenced 10-K's and proxy statements, Albert A. Notini and John P. Cunningham were elected directors of MSL.

As of October 14, 2003, Mr. Notini was the beneficial owner of 382,245 shares of MSL's common stock, including 380,282 shares issuable upon the exercise of stock options or warrants held by him that are currently exercisable or exercisable within 60 days after October 14, 2003. As of October 14, 2003, Mr. Cunningham was the beneficial owner of 13,334 shares of MSL's common stock, including 13,334 shares issuable upon the exercise of stock options or warrants held by him that are currently exercisable or exercisable within 60 days after October 14, 2003. As of October 14, 2003, MSL's directors and executive officers beneficially owned approximately 1,130,718 shares, or 3.2%, of MSL's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.